SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. __)1

                           Radiant Energy Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     74 993T
                                 (CUSIP Number)

                                 April 24, 2000
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON:
         Boeing Capital Services Corporation
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          33-0333002
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|  (b) |_|
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
          0

6        SHARED VOTING POWER
          2,799,919

7        SOLE DISPOSITIVE POWER
          0

8        SHARED DISPOSITIVE POWER
          2,799, 919

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,799,919

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                 |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          19.96%
12       TYPE OF REPORTING PERSON*
          CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        NAME OF ISSUER:
                  Radiant Energy Corporation ("Radiant")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  40 Centre Drive
                  Orchard Park, NY  14127

ITEM 2(a).        NAME OF PERSON FILING:

                  This Schedule 13G is being filed on behalf of Boeing Capital Services Corporation ("Boeing").

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The principal business office of the persons comprising the group filing this Schedule 13G is located at 500 Naches Ave. SW, Third floor, Renton WA 98055.

ITEM 2(c).        CITIZENSHIP:

                  Boeing is a Delaware corporation.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock.

ITEM 2(e).        CUSIP Number:

                  74 993T

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or \ 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following

                  Not applicable as this Schedule 13G is filed pursuant to Rule 13d 1(c).

ITEM 4.           OWNERSHIP:

                  The information in items 1 and 5 through 11 on the cover page (p. 2) of this Schedule 13G is hereby incorporated by reference.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. |_|

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2001



                  BOEING CAPITAL SERVICES CORPORATION


                  By:      /s/ STEVEN D. WILLIMSON
                           -----------------------------------
                           Name:  Steven D. Williamson
                           Title:    Vice President - Commercial Finance
                                                      Business Development